Exhibit (d)(14)
August 12, 2010
Rusty Walther
4209 Technology Drive
Fremont, CA 94538
Dear Rusty:
Congratulations and welcome to the Dell Team! We are pleased to describe below certain terms and conditions of your employment with Dell, which will become effective the day after the closing (“Closing Date”) of Dell Products L.P.’s acquisition of 3PAR, Inc. (“3PAR”).
Compensation You will be paid bi-weekly in the amount of $10,384.62 (normally annualizing to $270,000.00), and your title will be Executive Director, Customer Services. You will report to David Scott, and your job grade will be D3. Upon agreement, you will be paid via automatic direct deposit into an account with the bank of your choice, per Dell policy. Direct Deposit is required, except where prohibited by state law. For more information on direct deposit, please refer to the detailed information which will be provided at orientation.
Short Term Incentive Plan Your current year 3PAR bonus will be paid in February, at the end of Dell’s FY11, based on the 3PAR bonus accrual rate on the Closing Date. Your current year 3PAR bonus will be prorated for the portion of the bonus plan year completed on February 1, 2011 and is subject to the terms and conditions of the 3PAR Bonus plan.
You will be eligible to participate in Dell’s Incentive Bonus Plan, beginning February 1, 2011, which is the beginning of the Dell FY12 fiscal year. Your bonus target level under Dell’s Incentive Bonus Plan for Dell’s FY12 will be 40% of your annual salary. Your actual annual incentive bonus may vary, depending upon the company’s financial results and attainment of strategic corporate initiatives, as well as your own performance. Dell reserves the right to vary the terms and amount of your bonus, including your bonus target level, depending these factors. The terms of the Dell Incentive Bonus Plan are subject to annual re-evaluation and modification by Dell’s Board of Directors.
Long Term Incentive All of your unvested 3PAR equity awards as of the date of close will be converted to Dell awards with the same terms and conditions per the terms of your 3PAR equity award agreements and the Dell-3PAR merger agreement. This includes vesting schedule, remaining option term, type of award, etc.
You will also receive an additional grant of restricted stock units with a value of $1,350,000.00 (“Retention RSU Grant”). The Retention RSU Grant will vest ratably over 3 years, according to the terms and conditions in your Restricted Stock Unit agreement. The number of units for this award will be determined by dividing the award value by the closing Dell share price on the day after the Closing Date. Each restricted stock unit is equal in value to one share of Dell stock.
In accordance to the terms and conditions of all Long-Term Incentive RSU awards, you must accept your award grant prior to the first vesting date. To accept your RSU award visit your Smith Barney Benefit Access account at www.benefitaccess.com immediately upon receiving an account activation email. If you are unable to access your account immediately contact a Smith Barney Customer Service Representative. Failure to accept your RSU award prior to the first vesting date will result in you not being eligible or entitled to any portion of the entire unaccepted award.
The Retention RSU award is subject to the terms and conditions of the plans and agreements, in effect at the time the awards are granted.

Benefits Dell offers a variety of benefits to assist you and your family, including time away from work, health care plans, and capital accumulation programs. You will receive a summary description of your benefits and options, as well as additional benefits information at orientation.
Additional Important Information Your employment and the continuation of your employment with Dell are contingent on the following:
•	successful completion of all aspects of the candidate application process, which includes passing a pre-employment background check;
•	the return, no later than August 13, 2010, of signed copies of this letter, the Employment Agreement, and the Assumption and Acknowledgement Agreement;
•	Your signature of this letter agreement will also serve as your agreement to accept the Retention RSU Agreement as a condition of receiving an RSU Retention Award.
•	the return, by the Closing Date, of and all other documents provided at the Dell Orientation Session;
•	successful completion of the export licensing review process, including the return of a signed Export Licensing Information Form and, if necessary, Dell’s receipt of a valid export license from the Department of Commerce; and
•	closure of the acquisition of 3PAR by Dell.
“At Will” Employment For your benefit and Dell’s, your employment with Dell will be “at will,” meaning that it can be terminated by you or by Dell at any time, with or without cause or advance notice. By accepting employment and the continuation of your employment with Dell, you agree that no contrary representation has been made to you. This “at will” employment relationship will remain in effect for the duration of your employment and can only be modified by an express written contract for a specified term, signed by you and the Chairman, CEO or President of Dell. It may not be modified or altered by any oral or implied agreement. This letter, your Employment Agreement, and your Management Retention Agreement (as amended) constitutes our entire agreement regarding the term of your employment and supersedes and replaces any other agreements regarding term of employment, severance obligations, change in control, or other similar or related provisions.
Acceptance To accept, these terms and conditions, please sign and return this original letter and retain the attached copy for your records. We would like to request that you keep the information included in this letter confidential. We are pleased to welcome you to Dell. Should you have any questions, or would simply like further information, please do not hesitate to call me.
Sincerely,

Craig Briscoe
Vice President, Global Compensation and Benefits
Dell Human Resources
I agree that my employment and the continuation of my employment with Dell shall be subject to the terms and conditions described above:

Signed:	/s/ Rusty Walther

Date:	August 13, 2010

Rusty Walther
Executive Director, Customer Services

Total Compensation Statement

Overview of Proposed Dell Compensation Package

Effective Date of New Package		Day 1
Compensation:	Current	Proposed
Base Salary	**$260,000**	**$270,000**
Base Salary Change		4%

Annual Target Bonus [(1)]

Target Bonus %	**45%**	**40%**
Target Bonus	$117,000	$108,000
Target Cash Compensation	$377,000	$378,000
Cash Compensation Change		0%

[(1)] Your actual incentive bonus may vary, depending upon the company's financial results and attainment of strategic corporate initiatives, as well as your own performance. The terms of the Dell Incentive Bonus Plan are subject to annual re-evaluation and modification by Dell's Board of Directors.

Projected Annual LTI Grant (Beginning March 2012)[(2)]

Projected LTI Grant Vehicle	50% RSUs & 50% Options
Projected Target Grant (% of Salary)	**60%**
Projected Target Grant Value	**$162,000**
Projected Vesting	3 yrs @ 33% per year

[(2)] Note: Represents current Executive Director level targets - award sizes and type of LTI vehicle delivered are subject to change each year following a detailed review of market conditions and other factors. Requires acceptance of standard Diamond stock agreements.

Initial 3PAR "Conversion" Awards

Projected Unvested 3PAR LTI Value at Close [(3)]	**$2,161,800**

[(3)] Unvested 3PAR LTI Value assumes September 16 deal close, later close may result in smaller unvested amount. All unvested 3PAR awards at close will be converted per the Dell-3PAR merger agreement to "like" Dell awards with similar chararacteristic (vesting, termination provisions, etc)

Special Retention Restricted Stock Unit Awards

Special Retention RSU Award Value	**$1,350,000**
Estimated # of Dell Special Retention RSUs (assuming $13.00 stock price)[(4)]	**103,846**
Grant Date (Vesting 3 years @ 33% per year)	**Day 1**

[(4)] RSU value will be converted into a # of Dell RSUs based on closing price of Dell stock on the date of grant

As an executive, you are entitled to an additional suite of benefits including:

Voluntary Nonqualified Executive Compensation Plan
Annual wellness exam for executive and spouse to Cooper Clinic or Austin Heart Hospital
Group preferred rates for Supplemental Executive Long-Term Disability Insurance


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